Exhibit (a)(5)(B)
This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase, dated October 20, 2009, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser (as defined below) by Citigroup Global Markets Inc. (the “Dealer Manager”) or by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.
Notice of Offer to Purchase for Cash
All of the Outstanding Shares of Common Stock
of
I-FLOW CORPORATION
at
$12.65 Net Per Share
by
BOXER ACQUISITION, INC.
a wholly owned subsidiary
of
KIMBERLY-CLARK CORPORATION
Boxer Acquisition, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Kimberly-Clark Corporation, a Delaware corporation (“Kimberly-Clark”), is making an offer to purchase all outstanding shares of common stock of I-Flow Corporation, a Delaware corporation (the “Company”), par value $0.001 per share, together with the associated purchase rights issued pursuant to the Rights Agreement, dated as of March 8, 2002, and as thereafter amended, between the Company and American Stock Transfer & Trust Company, as Rights Agent (the “Rights” and, together with the shares of the Company’s common stock, the “Shares”) at a price of $12.65 per Share net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 20, 2009 (the “Offer to Purchase”), and in the related Letter of Transmittal (such offer, together with any amendments or supplements thereto, the “Offer”).
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, NOVEMBER 17, 2009 (i.e., THE END OF THE DAY ON NOVEMBER 17, 2009), UNLESS THE OFFER IS EXTENDED. PREVIOUSLY TENDERED SHARES MAY BE WITHDRAWN AT ANY TIME UNTIL THE OFFER HAS EXPIRED AND, IF THE PURCHASER HAS NOT ACCEPTED SUCH SHARES FOR PAYMENT BY DECEMBER 19, 2009, SUCH SHARES

MAY BE WITHDRAWN AT ANY TIME AFTER THAT DATE UNTIL THE PURCHASER ACCEPTS SHARES FOR PAYMENT.
The Offer is being made pursuant to the Agreement and Plan of Merger dated as of October 8, 2009 (the “Merger Agreement”), by and among Kimberly-Clark, the Purchaser and the Company. The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Condition (as defined below), (ii) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and (iii) the satisfaction of the Termination Condition (as defined below).
The term “Minimum Condition” is defined in Section 15 of the Offer to Purchase and generally requires that the number of outstanding Shares that have been validly tendered and not validly withdrawn prior to the expiration of the Offer (as such expiration may be extended, as described below), together with any other Shares, if any, then beneficially owned by Kimberly-Clark or its subsidiaries, represents at least a majority of the outstanding Shares on a fully diluted basis on the date of purchase (which means, as of any time, the number of Shares outstanding, together with all Shares that the Company would be required to issue pursuant to the conversion or exercise of all options, rights and securities convertible into or exercisable for Shares or otherwise, other than potential dilution attributable to the Rights or the unexercised portion of the Top-Up Option (as defined in Section 15 of the Offer to Purchase)). The term “Termination Condition” is defined in Section 15 the Offer to Purchase and requires that the Merger Agreement has not been terminated in accordance with its terms.
The Merger Agreement provides, among other things, that, subject to certain conditions, the Purchaser will be merged with and into the Company with the Company continuing as the surviving corporation as a wholly owned subsidiary of Kimberly-Clark (the “Merger”). Pursuant to the Merger Agreement, at the effective time of the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than (i) Shares held by the Company as treasury stock or owned directly or indirectly by Kimberly-Clark or the Purchaser, which will be cancelled and will cease to exist, and (ii) Shares owned by the Company’s stockholders who perfect their appraisal rights under Delaware law) will be converted into the right to receive $12.65 net in cash, without interest and less any required withholding taxes.
The Board of Directors of the Company has unanimously (i) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement were fair to, and in the best interests of, the Company and its stockholders; (ii) adopted and approved the Merger Agreement and approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and declared the advisability of the Merger Agreement and the transactions contemplated by the Merger Agreement, in accordance with the relevant provisions of the Delaware General Corporation Law (“DGCL”); (iii) resolved to recommend that the Company’s stockholders tender their shares of common stock in the Offer and, if required by the DGCL, directed that the Merger Agreement be submitted to the stockholders of the Company for their adoption and approval; (iv) confirmed the treatment of stock options, restricted stock units and unvested restricted stock granted under the Company’s equity incentive plans, in accordance with the terms of the Merger Agreement; (v) approved the preparation, execution and delivery of an amendment to the Rights Agreement to exempt therefrom the Merger Agreement, the Tender and Support Agreement and the transactions contemplated thereby; and (vi) adopted a resolution rendering the limitations on business combinations contained in Section 203 of the DGCL inapplicable to the Offer, the Merger Agreement and the other transactions contemplated by the Merger Agreement.
For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when the Purchaser gives oral or written notice to American Stock Transfer & Trust Company (the “Depositary”) of the Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from the Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares or confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company pursuant to the procedures set forth in Section 3 of the Offer to Purchase, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal.
The Merger Agreement provides that the Purchaser may extend the Offer, and that the Company may require the Purchaser to extend the Offer, for one or more additional consecutive periods of up to 20 business days per extension but at least 10 business days per extension (the specific number of business days to be determined by Purchaser), if at any then scheduled expiration of the Offer the Merger Agreement has not been terminated in accordance with its terms and any of the conditions to the Purchaser’s obligation to accept for payment and pay for the Shares tendered pursuant to the Offer (the “Offer Conditions”) have not been satisfied or waived. The Purchaser will not, however, be required to extend the Offer beyond the Outside Date (as defined below). In addition, so long as the Merger Agreement has not been terminated in accordance with its terms, the Purchaser will be required to extend the Offer for any period or periods required by any applicable rule, regulation, interpretation or position of the SEC (or its staff) or any applicable rule of The Nasdaq Stock Market applicable to the Offer.
The term “Outside Date” is defined in Section 11 of the Offer to Purchase and generally means the date that is 120 calendar days after commencement of the Offer. However, both Kimberly-Clark and the Company may extend the Outside Date for 30 calendar days if, as of the expiration of the initial 120-day period, the applicable waiting period under the HSR Act or any applicable foreign antitrust laws has not been satisfied or duly waived, and may elect to extend the Outside Date for an additional 120 calendar days if, as of the expiration of the 30-day period, the applicable waiting period under any applicable foreign antitrust laws has not been satisfied or duly waived.
Any extension of the Offer will be followed as promptly as practicable by a public announcement. Such announcement will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration time of the Offer in accordance with the public announcement requirements of 14e-1(d) under the Exchange Act. During any such extension, all Shares previously tendered and not validly withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw such stockholder’s Shares except during any Subsequent Offering Period (as defined below). Shares tendered pursuant to the Offer may be withdrawn at any time prior to the expiration time and, unless previously accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after December 19, 2009. If the initial offering period has expired and the Purchaser provides for a Subsequent Offering Period, Shares tendered during a Subsequent Offering Period may not be withdrawn. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If share certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such share certificates, the serial numbers shown on such share certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 of the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at The Depository Trust Company to be credited with the withdrawn Shares. All questions as to validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered Shares will be determined by the Purchaser, in its sole discretion, which determination will be final and binding on all parties.
The Purchaser may, until the Outside Date, in its sole discretion, provide one or more subsequent offering periods (each, a “Subsequent Offering Period”) after the expiration of the Offer, in accordance with Rule 14d-11 under the Exchange Act, if, as of the commencement of each such Subsequent Offering Period, there has not been validly tendered and not withdrawn pursuant to the Offer and any prior Subsequent Offering Period that number of Shares necessary to permit the Merger to be effected without a meeting of stockholders of the Company. Any Subsequent Offering Period must be at least three business days in length.
The information required to be disclosed by Paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference. The Company has provided the Purchaser with the Company’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal, together with the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and other nominees whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.
THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.
Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers listed below. Additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Information Agent or the Dealer Manager. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.
The Information Agent for the Offer is:
199 Water Street – 26th Floor
New York, NY 10038
Banks and Brokers Call: (212) 440-9800
Call Toll Free: (866) 482-4967
The Dealer Manager for the Offer is:

388 Greenwich St.
New York, New York 10038
(877) 747-4248 (toll-free)
(212) 816-5241 (collect)